SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)

                                (Amendment No. )*

                                 UNI-MARTS, INC.
                                 ---------------
                                (Name of Issuer)

                          Common Stock, Par Value $0.10
                          -----------------------------
                         (Title of Class of Securities)

                                   904571-30-4
                                   -----------
                                 (CUSIP Number)

                                December 8, 2000
                          ---------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [   ]     Rule 13d-1(b)
                  [ X ]     Rule 13d-1(c)
                  [   ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                               Page 1 of 11 Pages
                              Exhibit Index: Page 9

CUISP NO. 904571-30-4                  13G                    Page 2 of 11 Pages


1        Name of Reporting Person
         IRS Identification No. of Above Persons (ENTITIES ONLY)

                  Mikecon Corp.

2        Check the Appropriate Box If a Member of a Group*

                                                a.       [   ]
                                                b.       [   ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  Delaware

                            5             Sole Voting Power
                                                   442,700
Number of
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive
    Person                                         442,700
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    442,700

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                    [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    6.31%

12       Type of Reporting Person*

                  CO


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUISP NO. 904571-30-4                  13G                    Page 3 of 11 Pages


1        Name of Reporting Person
         IRS Identification No. of Above Persons (ENTITIES ONLY)

                  Lukoil Americas Corporation

2        Check the Appropriate Box If a Member of a Group*

                                                a.       [   ]
                                                b.       [   ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  Delaware

                            5             Sole Voting Power
                                                   442,700
Number of
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive
    Person                                         442,700
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    442,700

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                    [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    6.31%

12       Type of Reporting Person*

                  CO


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUISP NO. 904571-30-4                  13G                    Page 4 of 11 Pages


1        Name of Reporting Person
         IRS Identification No. of Above Persons (ENTITIES ONLY)

                  OAO LUKOIL

2        Check the Appropriate Box If a Member of a Group*

                                                a.       [   ]
                                                b.       [   ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  Russia

                            5             Sole Voting Power
                                                   442,700
Number of
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive
    Person                                         442,700
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    442,700

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                    [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    6.31%

12       Type of Reporting Person*

                  CO


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUISP NO. 904571-30-4                  13G                    Page 5 of 11 Pages



Item 1(a)         Name of Issuer:

                  Uni-Marts, Inc. (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  477  East   Beaver   Avenue,   State   College,   Pennsylvania
                  16801-5690.

Item 2(a)         Name of Person Filing:

                  This statement is being filed on behalf of the following (collectively, the "Reporting Persons"):

                  (i)    Mikecon Corp., a Delaware corporation ("Mikecon");

                  (ii) Lukoil Americas Corporation, a Delaware corporation ("Lukoil Americas"); and

                  (iii)  OAO  LUKOIL,   a  Russian  open  joint  stock   company
                         ("LUKOIL").

          This Statement relates to the Shares (as defined below) held for the account of Getty Petroleum Marketing Inc. On December 8, 2000, Mikecon acquired approximately 72% of the outstanding Common Stock of Getty Petroleum Marketing Inc. Mikecon is a wholly owned subsidiary of Lukoil Americas, which is an indirect wholly owned subsidiary of LUKOIL.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address and principal business office of each of Mikecon and Lukoil Americas is 540 Madison Avenue, 37th Floor, New York, New York 10022. The address and principal business office of LUKOIL is 11 Sretensky Boulevard, Moscow 101000 Russia.

Item 2(c)         Citizenship:

                  (i)    Mikecon is a Delaware corporation.

                  (ii)   Lukoil Americas is a Delaware corporation.

                  (iii)  LUKOIL is a Russian open joint stock company.

Item 2(d)         Title of Class of Securities:

                  Common Stock, par value $0.10 (the "Shares").

Item 2(e)         CUSIP Number:

                  904571-30-4

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  This Item 3 is not applicable.

                                                              Page 6 of 11 Pages


Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of December 8, 2000, each of the Reporting Persons may be deemed the beneficial owner of 442,700 Shares as a result of Mikecon's acquisition of approximately 72% of the outstanding shares of common stock of Getty Petroleum Marketing Inc.

Item 4(b)         Percent of Class:

                  The number of Shares of which each of the Reporting Persons may be deemed to be the beneficial owner constitutes approximately 6.31% of the total number of Shares outstanding.

Item 4(c) Number of shares as to which such person has:

     Mikecon
     -------

     (i)  Sole power to vote or to direct the vote:                      442,700

     (ii) Shared power to vote or to direct the vote:                          0

     (iii) Sole power to dispose or to direct the disposition of:        442,700

     (iv) Shared power to dispose or to direct the disposition of:             0


     Lukoil Americas
     ---------------

     (i)  Sole power to vote or to direct the vote:                      442,700

     (ii) Shared power to vote or to direct the vote:                          0

     (iii) Sole power to dispose or to direct the disposition of:        442,700

     (iv) Shared power to dispose or to direct the disposition of:             0


     LUKOIL
     ------

     (i)  Sole power to vote or to direct the vote:                      442,700

     (ii) Shared power to vote or to direct the vote:                          0

     (iii) Sole power to dispose or to direct the disposition of:        442,700

     (iv) Shared power to dispose or to direct the disposition of:             0

                                                              Page 7 of 11 Pages


Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  Getty Petroleum Marketing Inc. holds 6.31% of the total number of Shares outstanding and, as such, has the right to receive dividends from, or the proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  See Exhibit 99.1 attached hereto.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                              Page 9 of 11 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  December 18, 2000                MIKECON CORP.

                                        By:     /s/ Vadim Gluzman
                                                -------------------------------
                                                Name:  Vadim Gluzman
                                                Title: Chairman of the Board


Date:  December 18, 2000                LUKOIL AMERICAS CORPORATION

                                        By:     /s/ Vadim Gluzman
                                                -------------------------------
                                                Name:  Vadim Gluzman
                                                Title: Chairman of the Board


Date:  December 18, 2000                OAO LUKOIL

                                        By:     /s/   Ralif Safin
                                                -------------------------------
                                                Name:  Ralif Safin
                                                Title: First Vice President

                                  EXHIBIT INDEX


Exhibit No.       Description                                           Page No.
-----------       -----------                                           --------

         99.1     Identification of Acquiring Subsidiary...................10
         99.2     Joint Filing Agreement, dated as of December
                  18, 2000, by and between LUKOIL and Lukoil
                  Americas.................................................11